Formula Systems (1985) Ltd.

IMPORTANT ANNUAL MEETING INFORMATION

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒

Annual Meeting Proxy Card

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A	Additional documents are available for viewing on the company’s website: http//www.formula.co.il/
The Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

1.	The re-election of two directors and election of one director to Formula’s Board of Directors, each for a term expiring at Formula’s next Annual General Meeting of Shareholders:

	For Against Abstain		For Against Abstain		For Against Abstain
1.1 Mr. Marek Panek	☐ ☐ ☐	1.2 Ms. Dafna Cohen	☐ ☐ ☐	1.3 Mr. Rafal Kozlowski	☐ ☐ ☐

2.	The election of two external directors of Formula, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999, or the Companies Law, and the approval of the terms of their compensation:

	For Against Abstain		For Against Abstain
2.1 Mr. Eli Zamir	☐ ☐ ☐	2.2 Ms. Iris Yahal	☐ ☐ ☐

For Against Abstain
3.	Subject to his election pursuant to Item 1 above, the approval of the compensation to be paid to Mr. Kozlowski as a member of the Board of Directors	☐ ☐ ☐

4.	The ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as Formula’s independent registered public accounting firm for the year ended December 31, 2012 and until its next annual general meeting of shareholders, and the authorization of Formula’s audit committee to determine the compensation of such accounting firm	☐ ☐ ☐

B	Non-Voting Items

Change of Address — Please print new address below.	Comments — Please print your comments below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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Additional documents are available for viewing on the company’s website: http//www.formula.co.il/

The Board of Directors recommends a vote FOR approval of all the matters to be voted upon at the Meeting.

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

Proxy — FORMULA SYSTEMS (1985) LTD.

Instructions to BNY Mellon, as Depositary

(Must be received on or before 5:00 pm EST on March 26, 2013)

The undersigned registered owner of American Depositary Shares hereby requests and instructs BNY Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Shares of Formula Systems (1985) Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on February 26, 2013 at the Annual General Meeting of the shareholders of Formula Systems (1985) Ltd. to be held at their executive offices on April 2, 2013, or any adjournment or postponement thereof in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box.

(Continued and to be marked, dated and signed, on the other side)